Filed Pursuant to General
Instruction II.L of Form F-10
File No. 333-242497

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (this “Prospectus Supplement”), together with the short form base shelf prospectus dated August 20, 2020 (the “Base Prospectus”) to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the Base Prospectus or this Prospectus Supplement constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in each of the provinces of Canada (except Québec) and with the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of FirstService Corporation at 1255 Bay Street, Suite 600, Toronto, Ontario, Canada M5R 2A9, Telephone 416-960-9566, and are also available electronically at www.sedar.com and www.sec.gov.

PROSPECTUS SUPPLEMENT

To a Short Form Base Shelf Prospectus dated August 20, 2020

Secondary Offering	August 26, 2020

FIRSTSERVICE CORPORATION

1,797,359 Common Shares

This Prospectus Supplement, together with the accompanying Base Prospectus, relates to the periodic resale of common shares (“Common Shares”) in the capital of FirstService Corporation (“FirstService”, “we”, “our” or “us”) by the Selling Shareholder (as defined under “Selling Shareholder”) during the 25-month period that the Base Prospectus, including any amendments thereto, remains effective (the “Secondary Offering”). This Prospectus Supplement covers resales by the Selling Shareholder, from time to time, of up to 1,797,359 Common Shares (“Registrable Shares”) originally purchased from us by the Selling Shareholder, on a private placement basis, on May 22, 2020 (the “May 2020 Private Placement”). See “Plan of Distribution” and “Selling Shareholder”. In connection with the May 2020 Private Placement, we entered into a registration rights agreement (the “Registration Rights Agreement”) dated as of May 22, 2020 by and between us and the Selling Shareholder. See “Recent Developments”. The participation of the Selling Shareholder in the filing of this Prospectus Supplement is not an indication of the Selling Shareholder’s intention to sell the Registrable Shares at any particular time or in any particular amount. We agreed in the Registration Rights Agreement to bear all fees and expenses incident to the registration of the Registrable Shares.

Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the NASDAQ Global Select Market of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “FSV”. On August 25, 2020, the last trading day prior to the date of this Prospectus Supplement, the closing prices of the outstanding Common Shares on the TSX and Nasdaq were C$162.16 and US$123.30, respectively.

The Selling Shareholder may, from time to time, sell, transfer or otherwise dispose of any or all of the Registrable Shares or interests in the Registrable Shares on any stock exchange, market or trading facility on which the Registrable Shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution”. This Prospectus Supplement has not been filed in respect of, and will not qualify, any distribution of the Registrable Shares in the Province of Ontario or in any other province or territory of Canada at any time. We will not receive any of the proceeds from the sale or other disposition of the Registrable Shares by the Selling Shareholder.

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As a Canadian issuer, we are permitted, under a multijurisdictional disclosure system adopted in the United States of America (the “United States” or the “U.S.”) and Canada, to prepare this Prospectus Supplement and the Base Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. We prepare our financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”).

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE REGISTRABLE SHARES, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE BASE PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE BASE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of the Province of Ontario, Canada, that most of our officers and directors and some of the experts named in this Prospectus Supplement are residents of Canada, and that some of our assets and all or a substantial portion of the assets of these persons are located outside of the United States. See “Enforceability of Civil Liabilities”.

Purchasers of the Registrable Shares should be aware that the acquisition of such Registrable Shares may have tax consequences both in the United States and in Canada. This Prospectus Supplement may not describe these tax consequences fully. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”. Purchasers of the Registrable Shares are urged to consult their own tax advisors.

An investment in Registrable Shares involves significant risks that should be carefully considered by prospective investors before purchasing Registrable Shares. The risks outlined in this Prospectus Supplement and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in Registrable Shares. See “Risk Factors” and “Forward-Looking Statements”.

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

No underwriter, agent, or dealer has been involved in the preparation of this Prospectus Supplement or performed any review of the contents of this Prospectus Supplement.

Each of Frederick F. Reichheld and Erin J. Wallace, directors of FirstService, and BDO USA LLP, the independent auditors of FirstOnSite USA Holdings Inc. (“Global Restoration”), a subsidiary of FirstService, reside outside of Canada, and each such director has appointed FirstService, at its address at 1255 Bay Street, Suite 600, Toronto, Ontario, Canada M5R 2A9, as his or her agent for service of process in Canada. The Selling Shareholder is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction and has appointed Blakes Extra-Provincial Services Inc., at its address at 199 Bay Street, Suite 4000, Toronto, Ontario, Canada M5L 1A9, as its agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, or that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the person has appointed an agent for service of process in Canada. See “Enforceability of Judgments”.

We were formed under the Business Corporations Act (Ontario) (the “OBCA”). Our registered and head office is located at 1255 Bay Street, Suite 600, Toronto, Ontario, Canada M5R 2A9.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this Prospectus Supplement, which describes certain terms of the Registrable Shares and the Secondary Offering and also adds to and updates certain information contained in the Base Prospectus and the documents incorporated by reference therein. The second part, the Base Prospectus, gives more general information, some of which may not apply to the Registrable Shares and/or the Secondary Offering.

Readers should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Base Prospectus. We have not authorized any person to provide different or additional information. The information contained on or available through our websites, including at www.firstservice.com, is not intended to be included in or incorporated by reference into this Prospectus Supplement and the Base Prospectus, and prospective investors should not rely on such information when deciding whether or not to invest in the Registrable Shares. Any graphs, tables or other information demonstrating our historical performance or of any other entity contained in or incorporated by reference into this Prospectus Supplement and the Base Prospectus are intended only to illustrate past performance and are not necessarily indicative of our or such entity’s future performance. The Registrable Shares may be sold only in those jurisdictions where offers and sales are permitted. This Prospectus Supplement is not an offer to sell or a solicitation of an offer to buy the Registrable Shares in any jurisdiction where it is unlawful. This Prospectus Supplement has not been filed in respect of, and will not qualify, any distribution of the Registrable Shares in the Province of Ontario or in any other province or territory of Canada at any time. The information contained in this Prospectus Supplement, the Base Prospectus or any documents incorporated by reference herein or therein is accurate only as of the date specified in this Prospectus Supplement, the Base Prospectus or the date specified in the document incorporated by reference herein or therein, as applicable, regardless of the time of delivery of this Prospectus Supplement, the Base Prospectus or of any sale of Registrable Shares.

Unless the context otherwise permits, indicates or requires, all references in this Prospectus Supplement to the “Corporation”, “FirstService”, “we”, “our”, “us” and similar expressions are references to FirstService Corporation and the business carried on directly or indirectly by it. Unless otherwise indicated, all financial information included or incorporated by reference in this Prospectus Supplement, the Base Prospectus and the documents incorporated by reference herein and therein, including financial statements, has been prepared in accordance with GAAP.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Secondary Offering. We do not undertake to update the information contained or incorporated by reference herein or in the Base Prospectus, except as required by applicable securities laws.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus Supplement and the Base Prospectus, and in certain documents incorporated by reference herein or therein, constitute forward-looking statements or information about FirstService’s business outlook, objectives, strategies, plans, priorities and results of operations, as well as other statements that are not historical facts. All such forward-looking statements are made under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and constitute forward-looking information within the meaning of applicable Canadian securities legislation. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. As well as those factors discussed in the section entitled “Risk Factors” in this Prospectus Supplement and the documents incorporated by reference herein, these risks and uncertainties include, among other things: the negative impact of the COVID-19 pandemic on our ability to do work on the premises of our residential and commercial customers and resulting in a meaningful decline in our financial results; FirstService’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises beyond our control; economic conditions, especially as they relate to credit conditions, consumer spending and the demand for managed residential property; residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions; extreme weather conditions impacting demand for our services or our ability to perform those services; economic deterioration impacting our ability to recover goodwill and other intangible assets; a decline in our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations; the effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses; competition in the markets served by FirstService; labour shortages or increases in wage and benefit costs; the effects of changes in interest rates on our cost of borrowing; a decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders; unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices; changes in the frequency or severity of insurance incidents relative to our historical experience; a decline in our ability to make acquisitions at reasonable prices and successfully integrate acquired operations, no assurance of future performance by acquired businesses and potential liabilities associated with acquisitions; changes in laws, regulations and government policies at the federal, state/provincial or local level that may adversely impact our businesses; risks related to liability for employee acts or omissions, or installation/system failures, in our fire protection businesses; risks arising from any regulatory review and/or litigation; risks associated with intellectual property and other proprietary rights that are material to our business; disruptions or security failures in our information technology systems; political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business; certain ongoing tax and indemnification risks related to the spin-off of FirstService from old FirstService Corporation (now Colliers International Group Inc.); volatility of the market price of the Common Shares; a decline in our performance impacting our ability to pay dividends on Common Shares; potential future dilution to the holders of the Common Shares; the loss of qualified investment eligibility of the Common Shares; and risks related to our qualification as a foreign private issuer in the United States. Readers are cautioned that the foregoing list is not exhaustive.

While we believe that the expectations reflected in the forward-looking statements contained in this Prospectus Supplement and the Base Prospectus, and in the documents incorporated by reference herein or therein, are reasonable, no assurance can be given that these expectations will prove to be correct, and such forward-looking statements included, or incorporated by reference, in such documents should not be unduly relied upon. These statements speak only as of the date of this Prospectus Supplement, the Base Prospectus or as of the date specified in the documents incorporated by reference herein or therein, as the case may be. Except as required by law, we do not assume any obligation to update the aforementioned forward-looking statements. Our actual results could differ materially from those anticipated in the aforementioned forward-looking statements, as applicable, including as a result of the risk factors set forth elsewhere in this Prospectus Supplement, the Base Prospectus and in our filings with Canadian securities regulatory authorities which are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and our filings with the SEC available on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise indicated, all references in this Prospectus Supplement and any document incorporated by reference herein or therein to dollars, “$” and “US$” are to United States dollars, and all references to Canadian dollars and “C$” are to Canadian dollars.

The following table sets out the high and low rates of exchange for one United States dollar expressed in Canadian dollars during each of the following periods, the average rate of exchange for those periods and the rate of exchange in effect at the end of each of those periods, each based on the rate of exchange published by the Bank of Canada for conversion of United States dollars into Canadian dollars.

	Six Months Ended		Year Ended
	June 30, 2020	June 30, 2019	December 31, 2019	December 31, 2018
	(C$)	(C$)	(C$)	(C$)
Highest rate during the period	1.4496	1.3600	1.3600	1.3642
Lowest rate during the period	1.2970	1.3087	1.2988	1.2288
Average rate for the period	1.3651	1.3336	1.3269	1.2957
Rate at the end of the period	1.3628	1.3087	1.2988	1.3642

On August 25, 2020, the last banking day prior to the date of this Prospectus Supplement, the rate of exchange posted by the Bank of Canada for conversion of United States dollars into Canadian dollars was US$1.00 equals C$1.3194. No representation is made that United States dollars could be converted into Canadian dollars at that rate or any other rate.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Base Prospectus solely for the purpose of the Secondary Offering. Other documents are also incorporated or deemed to be incorporated by reference into the Base Prospectus and reference should be made to the Base Prospectus for full particulars. See “Documents Incorporated by Reference” in the Base Prospectus. Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in each of the provinces of Canada (except Québec) and with the SEC in the United States. Copies of these documents may be obtained on request without charge from the Corporate Secretary of FirstService at our head office located at 1255 Bay Street, Suite 600, Toronto, Ontario, Canada M5R 2A9, by telephone at 416-960-9566, or by accessing these documents through the Internet on our website at www.firstservice.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement, the following documents of FirstService filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada (except Québec) and with the SEC in the United States as exhibits to our registration statement on Form F-10 of which the Base Prospectus and this Prospectus Supplement form a part (the “Registration Statement”) are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Base Prospectus as of the date of this Prospectus Supplement:

(a)	our annual information form for the year ended December 31, 2019 dated February 20, 2020 (the “Current AIF”);

(b)	our management information circular dated February 28, 2020, as supplemented by our supplement dated March 16, 2020, relating to our annual meeting of shareholders held on April 8, 2020;

(c)

our audited consolidated financial statements and the notes thereto as at December 31, 2019 and 2018 and for each of the years then ended and management’s annual report on internal controls over financial reporting as of December 31, 2019, together with the report of our independent registered public accounting firm thereon;

(d)	our management’s discussion and analysis for the year ended December 31, 2019 dated February 20, 2020 (the “Current Annual MD&A”);

(e)	our unaudited interim consolidated financial statements and the notes thereto as at June 30, 2020 and for the three and six-month periods then ended;

(f)	our management’s discussion and analysis for the six-month period ended June 30, 2020 dated August 6, 2020 (the “Current Interim MD&A”);

(g)	our material change report dated May 25, 2020 with respect to the May 2020 Private Placement; and

(h)

our business acquisition report dated August 23, 2019 in respect of our acquisition of Global Restoration (and the business of Global Restoration) completed on June 21, 2019 (the “Business Acquisition Report”).

Documents referenced in any of the documents incorporated by reference in this Prospectus Supplement and the Base Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus Supplement or the Base Prospectus are not incorporated by reference in this Prospectus Supplement and the Base Prospectus. Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any annual information form, annual financial statements and the auditors’ report thereon, interim financial statements, management’s discussion and analysis, material change reports (except confidential material change reports), business acquisition reports and information circulars, filed by us with securities commissions or similar authorities in each of the provinces of Canada (except Québec) after the date of this Prospectus Supplement and before the termination of the Secondary Offering are deemed to be incorporated by reference in this Prospectus Supplement. In addition, all documents filed on Form 6-K or Form 40-F by us with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the Registration Statement, of which this Prospectus Supplement forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to FirstService and readers should review all information contained in this Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus Supplement, the Base Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein for the purpose of the Secondary Offering shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Base Prospectus to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement or the Base Prospectus, except as so modified or superseded.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the OBCA. Most of our directors and officers and some of the experts named in this Prospectus Supplement reside principally in Canada, and some of our assets and all or a substantial portion of the assets of these persons is located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Mr. Santino Ferrante of Ferrante & Associates as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of Registrable Shares under this Prospectus Supplement.

NON-GAAP FINANCIAL MEASURES

The Base Prospectus, as supplemented by this Prospectus Supplement, and the documents incorporated by reference herein and therein include non-GAAP financial measures such as “adjusted EBITDA”, “adjusted net earnings” and “adjusted earnings per share”. Non-GAAP financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. We use these non-GAAP financial measures to assist management and investors in understanding our operating performance, our ability to service debt, to assist in determining our overall enterprise valuation and to evaluate acquisition targets, and such measures are an integral part of our planning and reporting systems. We provide non-GAAP financial measures because we believe such measures are useful to investors as a reasonable indicator of our operating performance given the low capital intensity of our service operations and provide a supplemental way to understand our underlying operating performance that enhances the comparability of operating results from period to period, and such measures are commonly used by many investors to compare companies, especially in the services industry. We have also chosen to provide such measures to investors so they can analyze our operating results in the same way that management does and use such measures in their assessment of our core business and valuation. Investors are cautioned that non-GAAP financial measures should not be relied upon as a substitute for financial measures prepared in accordance with GAAP. Please see the reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures in the Base Prospectus, as supplemented by this Prospectus Supplement, and the documents incorporated by reference herein and therein. See “Reconciliation of non-GAAP financial measures” in the Current AIF and Current Annual MD&A, and “Reconciliation of non-GAAP measures” in the Current Interim MD&A.

ELIGIBILITY FOR INVESTMENT

In the opinion of Fogler, Rubinoff LLP, Canadian counsel to FirstService, based on the provisions of the Income Tax Act (Canada) (the “Tax Act”) in force as of the date hereof, provided the Registrable Shares are listed on a “designated stock exchange” in Canada as defined in the Tax Act (which currently includes the TSX) at the time of the acquisition of the Registrable Shares, the Registrable Shares will, as at the time of the acquisition, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), deferred profit sharing plans, registered disability savings plans (“RDSPs”), registered education savings plans (“RESPs”) and tax-free savings accounts (“TFSAs” and, together with RRSPs, RRIFs, RDSPs and RESPs, the “Plans”).

Notwithstanding that the Registrable Shares may be a qualified investment for a Plan, the holder of a TFSA or RDSP, the annuitant of a RRSP or RRIF or the subscriber of a RESP, as the case may be, which acquires Registrable Shares will be subject to a penalty tax under the Tax Act if such Registrable Shares are a “prohibited investment” (within the meaning of the Tax Act) for the particular Plan. Registrable Shares will not be a prohibited investment for a Plan provided the holder of the TFSA or RDSP, the annuitant of the RRSP or RRIF or the subscriber of a RESP, as applicable, deals at arm’s length with FirstService for purposes of the Tax Act and does not have a “significant interest” (within the meaning of the Tax Act) in FirstService. A “significant interest” of a shareholder of FirstService generally means ownership by the shareholder, either alone or together with persons with which the shareholder does not deal at arm’s length for purposes of the Tax Act, of 10% or more of the issued shares of any class of the capital stock of FirstService. In addition, the Registrable Shares will not be a prohibited investment if they are “excluded property” as defined in the Tax Act for trusts governed by a Plan. Holders, annuitants and subscribers should consult their own tax advisors to ensure that the Registrable Shares would not be a prohibited investment for a trust governed by a Plan in their particular circumstances.

WHERE YOU CAN FIND MORE INFORMATION

FirstService files certain reports with, and furnishes other information to, each of the SEC and certain securities regulatory authorities of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, FirstService is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and FirstService officers and directors are exempt from the reporting and short swing profit liability provisions contained in Section 16 of the U.S. Exchange Act. FirstService’s reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services, and on our website at www.firstservice.com. FirstService’s Canadian filings are available on SEDAR at www.sedar.com.

FirstService has filed the Registration Statement with the SEC under the U.S. Securities Act relating to the Registrable Shares being offered hereunder, of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement will be available on EDGAR at www.sec.gov.

FIRSTSERVICE CORPORATION

We were formed under the OBCA as “New FSV Corporation” pursuant to Articles of Incorporation effective on October 6, 2014. On June 1, 2015, our predecessor, FirstService Corporation (“Old FSV”), completed a plan of arrangement (the “spin-off”) which separated Old FSV into two independent publicly traded companies – FirstService and Colliers International Group Inc. Under the spin-off, Old FSV shareholders received one FirstService share and one Colliers International Group Inc. share of the same class as each Old FSV share previously held, Old FSV amalgamated with a wholly-owned subsidiary and changed its name to Colliers International Group Inc., and FirstService’s name was changed to “FirstService Corporation”.

On May 10, 2019, we completed the settlement of the Restated Management Services Agreement between FirstService, Jay S. Hennick and Jayset Management FSV Inc. and eliminated FirstService’s dual class share structure. On that date, FirstService effected an amendment to its articles that eliminated the multiple voting shares and the “blank cheque” preference shares as part of the authorized capital of FirstService, and re-classified its subordinate voting shares as Common Shares.

For a detailed description of our business, see the sections entitled “General development of the business” and “Business description” in the Current AIF.

Our registered and head office is located at 1255 Bay Street, Suite 600, Toronto, Ontario, Canada M5R 2A9.

RECENT DEVELOPMENTS

The following is an overview of the recent developments at FirstService.

May 2020 Private Placement

On May 22, 2020, we completed the May 2020 Private Placement with the Selling Shareholder, for proceeds of approximately US$150,007,582. In connection with the May 2020 Private Placement, we granted customary registration rights to the Selling Shareholder under the Registration Rights Agreement for the future resale of the Common Shares purchased in the May 2020 Private Placement. We used the proceeds of the May 2020 Private Placement to repay a portion of our existing indebtedness under our revolving credit facility, to finance our acquisition of Rolyn Companies, Inc. completed on July 1, 2020, and to fund working capital and for general corporate purposes.

DIVIDEND POLICY

Our board of directors has adopted a dividend policy pursuant to which we intend to make quarterly cash dividends to holders of Common Shares of record at the close of business on the last business day of each calendar quarter. The quarterly dividend post-spin-off during 2015 was set at $0.10 per Common Share (a rate of $0.40 per annum), which was increased during 2016 to $0.11 per Common Share (a rate of $0.44 per annum), which was further increased during 2017 to $0.1225 per Common Share (a rate of $0.49 per annum), which was further increased during 2018 to $0.135 per Common Share (a rate of $0.54 per annum), which was further increased during 2019 to $0.15 per Common Share (a rate of $0.60 per annum), and which was again increased for 2020 to the current rate of $0.165 per Common Share (a rate of $0.66 per annum). Each quarterly dividend is paid within 30 days after the applicable record date. For the purposes of the Tax Act and any similar provincial legislation, all dividends on the Common Shares will be eligible dividends unless indicated otherwise.

The terms of our dividend policy remain, among other things, at the discretion of our board of directors. Future dividends on the Common Shares, if any, will depend on the results of our operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other relevant factors. Under the terms of the Credit Agreement and the Note Agreement (each as defined under “Consolidated Capitalization”), we are not permitted to pay dividends, whether in cash or in specie, in the circumstances of an event of default thereunder occurring and continuing or an event of default occurring as a consequence thereof. See “Forward-Looking Statements” and “Risk Factors”.

The aggregate cash dividends declared per Common Share in respect of the years ended December 31, 2019 and 2018 were $0.60 and $0.54, respectively.

USE OF PROCEEDS

The proceeds from the sale or other disposition of the Registrable Shares covered by this Prospectus Supplement are solely for the account of the Selling Shareholder. Accordingly, we will not receive any proceeds from the sale or other disposition of the Registrable Shares by the Selling Shareholder. The net proceeds received from the sale or other disposition of the Registrable Shares by the Selling Shareholder, if any, is unknown.

SELLING SHAREHOLDER

The Registrable Shares covered by this Prospectus Supplement are those issued to the selling shareholder identified in the table below (the “Selling Shareholder”), to which the Selling Shareholder’s rights pursuant to the Registration Rights Agreement apply. We are registering the Registrable Shares in order to permit the Selling Shareholder to offer the Registrable Shares for sale or other disposition from time to time in the United States.

The Selling Shareholder acquired all of the Registrable Shares on May 22, 2020 pursuant to the May 2020 Private Placement for aggregate proceeds of $150,007,582 (or $83.46 per Registrable Share). See “Recent Developments”. The Selling Shareholder is an investment fund managed by Durable Capital Partners LP.

Except for the ownership of our Common Shares, the Selling Shareholder has not had any material relationship with us or any associate or affiliate of a principal holder of our voting securities within the past three years.

The table below identifies the Selling Shareholder and provides other information regarding the beneficial ownership of the Registrable Shares by the Selling Shareholder, which information was provided to us by the Selling Shareholder. The second column sets out the number of our Common Shares owned, controlled or directed by the Selling Shareholder as of August 25, 2020. The fourth column lists the maximum number of Registrable Shares covered by this Prospectus Supplement that may be sold or otherwise disposed of by the Selling Shareholder under the Secondary Offering.

Name of Selling Shareholder	Number of Common Shares Owned, Controlled or Directed Prior to Secondary Offering(1)	Type of Ownership	Maximum Number of Registrable Shares to be Sold Under the Secondary Offering	Number of Common Shares Owned, Controlled or Directed After the Secondary Offering (% of Total Outstanding)(1)(2)
Durable Capital Master Fund LP	2,633,371	Beneficially and of record(3)	1,797,359	836,012 (1.92%)

Note:

(1)

On a fully diluted basis, the “Number of Common Shares Owned, Controlled or Directed Prior to Secondary Offering” would be 2,633,371 and the “Number of Common Shares Owned, Controlled or Directed After the Secondary Offering (% of Total Outstanding)” would be 836,012 (1.84%), respectively.

(2)	Assuming the sale of all Registrable Shares by the Selling Shareholder during the 25-month period that the Base Prospectus, including any amendments thereto, remains effective.

(3)

Durable Capital Partners LP may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Common Shares of the Selling Shareholder and thus may be deemed the beneficial owner of such Common Shares held by the Selling Shareholder.

DESCRIPTION OF COMMON SHARES

Authorized and Issued Capital

Our authorized capital consists of an unlimited number of Common Shares, of which, as at the date hereof, there were 43,466,716 Common Shares issued and outstanding.

Common Shares

Holders of Common Shares are entitled to receive: (i) notice of, to attend and speak at and to vote at any meeting of the shareholders of FirstService, and at such meeting holders of Common Shares have one vote for each Common Share held; (ii) dividends as may be declared thereon by our board of directors; and (iii) our remaining property and assets, in equal amounts per share on all Common Shares at the time outstanding without preference or distinction, upon our liquidation, dissolution or winding up, or other distribution of our assets among our shareholders for the purposes of winding-up our affairs. The holders of Common Shares do not have any right to vote separately upon any proposal to amend our articles to increase any maximum number of authorized shares of any class or series having rights or privileges equal or superior to the Common Shares or to create a new class of shares equal or superior to the Common Shares. The Common Shares are not redeemable nor retractable but are, subject to applicable law, able to be purchased for cancellation by FirstService in the open market, by private contract or otherwise.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of FirstService as at June 30, 2020:

Designation	Authorized	As at June 30, 2020
	(in millions, other than share amounts)
Credit Agreement(1)	$890.0	$486.0
Senior Notes(2)	$150.0	$150.0
Common Shares(3)(4)	Unlimited	$761.3 (43,439,466 shares	)

Notes:

(1)

We have entered into an amended and restated credit agreement dated as of June 21, 2019 (the “Credit Agreement”) with a syndicate of lenders. The Credit Agreement is comprised of a committed multi-currency revolving credit facility of $450 million and a term loan (drawn in a single advance) in the aggregate amount of $440 million. The revolving credit facility portion of the Credit Agreement has a term ending on January 17, 2023 and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The term loan portion of the Credit Agreement was implemented in order to substantially finance the purchase price for the Global Restoration acquisition, has a five-year term (from the closing of the Global Restoration acquisition) ending on June 21, 2024 (with repayments of 5% of the principal amount of the term loan per annum in years 2, 3, 4 and 5 of the term, payable in equal quarterly payments, with the balance due at maturity) and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The Credit Agreement requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. The indebtedness under the Credit Agreement and the Senior Notes (as defined in note 2 below) rank equally in terms of seniority. We have granted the lenders under the Credit Agreement and the holders of the Senior Notes various security, including an interest in all of our assets (including our share of our material subsidiaries), an assignment of material contracts and an assignment of our “call” rights with respect to securities of our subsidiaries held by non-controlling interests. We may repay amounts owing under the Credit Agreement at any time without penalty. Advances under the revolving credit facility portion of the Credit Agreement are subject to certain conditions of drawdown, and may be made by way of US and Canadian prime rate/base rate/LIBOR loans, bankers acceptances or letters of credit. The financial covenants contained in the Credit Agreement require that we maintain a total debt to consolidated EBITDA ratio of not more than 3.5 to 1.0, on a consolidated and rolling four quarters basis, an interest coverage ratio of greater than 2.0 to 1 and minimum shareholders’ equity of $165 million, plus one-half of our consolidated net earnings and the net proceeds from certain sales of our shares. To date, we have always complied with the foregoing covenants. All outstanding amounts under the Credit Agreement will be accelerated and must be repaid upon the occurrence of an event of default under the Credit Agreement, in certain circumstances, following written notice from the lenders to such effect. We are prohibited under the Credit Agreement from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement.
(2)

On June 1, 2015, we entered into an Amended and Restated Note and Guarantee Agreement (the “Note Agreement”) pursuant to which FirstService assumed from Old FSV $150 million of senior secured notes (the “Senior Notes”) bearing interest at a rate of 3.84% to 4.84%, depending on leverage ratios. As of June 30, 2020, the current interest rate on the Senior Notes is 3.84%. The Senior Notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021, and rank equally with the indebtedness under the Credit Agreement in terms of seniority. We may prepay the Senior Notes at any time in an amount of not less than $5 million at the principal amount of the notes then being repaid, plus accrued interest and a make whole payment. The financial covenants contained in the Note Agreement require that we maintain a total debt to consolidated EBITDA ratio of not more than 3.5 to 1.0, on a consolidated and rolling four quarters basis, an interest coverage ratio of greater than 2.0 to 1, a consolidated net worth as of the end of a fiscal quarter that is greater than $165 million, plus one-half of our consolidated net earnings and the net proceeds from certain sales of our shares, and ensure that our priority debt does not at any time exceed 10% of our consolidated total tangible assets. To date, we have complied with the foregoing covenants. All outstanding amounts under the Senior Notes will be accelerated and must be repaid upon the occurrence of certain events of default under the Note Agreement. We are prohibited under the Note Agreement from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the holders of the Senior Notes.

(3)

Excludes: (i) 1,967,950 Common Shares issuable upon exercise of options granted under our stock option plan as at June 30, 2020; (ii) 214,500 Common Shares issuable upon exercise of options reserved for future grants under our stock option plan as at June 30, 2020; and (iii) up to 1,600,000 Common Shares issuable upon settlement of put or call options under redeemable non-controlling interests in respect of our minority equity positions in subsidiaries. See note 12 to our unaudited interim consolidated financial statements as at June 30, 2020 and for the three and six-month periods then ended.

(4)

We commenced a normal course issuer bid on August 26, 2019 pursuant to which we may make open market purchases until August 25, 2020 of up to 2,500,000 Common Shares (for cancellation) through the facilities of Nasdaq, the TSX or alternative Canadian trading systems. Our normal course issuer bid was renewed for an additional one-year period commencing August 26, 2020 pursuant to which we may make open market purchases until August 25, 2021 of up to 3,100,000 Common Shares (for cancellation) through the facilities of Nasdaq, the TSX or alternative Canadian trading systems.

There have been no material changes in our equity or loan capital structure since June 30, 2020, other than: (a) we issued an aggregate of 27,250 Common Shares during the period from June 30, 2020 to the date hereof pursuant to the exercise of stock options under our stock option plan; and (b) additional net repayments under the revolving credit facility of the Credit Agreement (up to the close of business on August 25, 2020) of $10.0 million (such that, as at the close of business on August 25, 2020, there was $476.0 million of indebtedness under the Credit Agreement).

As at the date hereof, there are 43,466,716 Common Shares issued and outstanding, and options granted under our stock option plan to acquire an aggregate of 1,940,700 Common Shares. In addition, as of the date hereof, there are 214,500 Common Shares issuable upon exercise of options reserved for future grants under our stock option plan.

PLAN OF DISTRIBUTION

We are registering the Registrable Shares in the United States to permit the resale of the Registrable Shares by the Selling Shareholder, from time to time, on or after the date of this Prospectus Supplement. We will not receive any of the proceeds from the sale by the Selling Shareholder of the Registrable Shares. We have agreed under the Registration Rights Agreement to pay all fees and expenses incident to the registration of the Registrable Shares.

The Selling Shareholder, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling Registrable Shares or interests in Registrable Shares received after the date of this Prospectus Supplement from the Selling Shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their Registrable Shares or interests in Registrable Shares on any stock exchange, market or trading facility on which the Registrable Shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Shareholder may use any one or more of the following methods when disposing of Registrable Shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Registrable Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the Registration Statement of which this Prospectus Supplement is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the Selling Shareholder to sell a specified number of such Registrable Shares at a stipulated price per Registrable Share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The Selling Shareholder may, from time to time, pledge or grant a security interest in some or all of the Registrable Shares owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the Registrable Shares, from time to time, under this Prospectus Supplement, or under an amendment to this Prospectus Supplement amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this Prospectus Supplement. The Selling Shareholder also may transfer the Registrable Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus Supplement.

In connection with the sale of the Registrable Shares or interests therein, the Selling Shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Registrable Shares in the course of hedging the positions they assume. The Selling Shareholder may also sell Common Shares short and deliver these securities to close out their short positions, or loan or pledge the Registrable Shares to broker-dealers that in turn may sell these securities. The Selling Shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Registrable Shares offered by this Prospectus Supplement, which Registrable Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus Supplement (as supplemented or amended, as necessary, to reflect such transaction).

The aggregate proceeds to the Selling Shareholder from the sale of the Registrable Shares offered by it will be the purchase price of the Registrable Shares less discounts or commissions, if any. The Selling Shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of Registrable Shares to be made directly or through agents. We will not receive any of the proceeds from the Secondary Offering.

The Selling Shareholder also may resell all or a portion of the Registrable Shares in open market transactions in reliance upon Rule 144 under the U.S. Securities Act, provided that it meets the criteria and conforms to the requirements of that rule.

The Selling Shareholder and any underwriters, broker-dealers or agents that participate in the sale of the Registrable Shares or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the U.S. Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the Registrable Shares may be underwriting discounts or commissions under the U.S. Securities Act. If the Selling Shareholder is an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act, it will be subject to the prospectus delivery requirements of the U.S. Securities Act.

To the extent required, the Registrable Shares to be sold, the name of the Selling Shareholder, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, any applicable commissions or discounts with respect to a particular offer will be set forth in an amendment to this Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement that includes this Prospectus Supplement.

In order to comply with the securities laws of some states of the United States, if applicable, the Registrable Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states of the United States the Registrable Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

This Prospectus Supplement has not been filed in respect of, and will not qualify, any distribution of the Registrable Shares in the Province of Ontario or in any other province or territory of Canada at any time.

We have advised the Selling Shareholder that the anti-manipulation rules of Regulation M under the U.S. Exchange Act, may apply to sales of Registrable Shares in the market and to the activities of the Selling Shareholder and its affiliates. In addition, to the extent applicable, we will make copies of this Prospectus Supplement (as it may be amended from time to time) and Base Prospectus available to the Selling Shareholder for the purpose of satisfying the prospectus delivery requirements of the U.S. Securities Act. The Selling Shareholder may indemnify any broker-dealer that participates in transactions involving the sale of the Registrable Shares against certain liabilities, including liabilities arising under the U.S. Securities Act.

We have agreed to indemnify the Selling Shareholder against liabilities, including liabilities under the U.S. Securities Act and state securities laws, relating to the registration of the Registrable Shares offered by this Prospectus Supplement.

We have agreed with the Selling Shareholder to keep the Registration Statement of which this Prospectus Supplement constitutes a part effective until the earlier of: (1) such time as all of the Registrable Shares covered by this Prospectus Supplement have been disposed of; or (2) the date on which all of the Registrable Shares may be sold without restriction pursuant to Rule 144 of the U.S. Securities Act.

There can be no assurance that the Selling Shareholder will sell any or all of the Registrable Shares registered pursuant to the Registration Statement, of which this Prospectus Supplement and the accompanying Base Prospectus form a part.

PRIOR SALES

Other than as set out below, we have not issued any Common Shares, nor any securities convertible into or exchangeable for Common Shares, in the twelve month period preceding the date of this Prospectus Supplement. Except as otherwise noted, all of the issuances of Common Shares noted below are in respect of the exercise of stock options granted under our stock option plan.

Date of Issuance	Number of Common Shares Issued	Exercise/Issue Price per Common Share ($)
September 20, 2019	22,500	23.96
October 28, 2019	73,000	23.96
October 31, 2019	13,500	23.96
February 5, 2020	5,250	23.96
February 7, 2020	10,000	39.29
February 10, 2020	71,800	23.96
February 11, 2020	5,000	23.96
February 13, 2020	3,000	35.96
February 24, 2020	2,500	54.88
February 25, 2020	7,500	35.96
February 25, 2020	5,250	54.88
March 10, 2020	3,400	35.96
March 10, 2020	1,500	39.29
March 10, 2020	2,000	54.88
March 10, 2020	1,600	66.31
March 10, 2020	1,200	83.89
April 29, 2020	750	70.40
May 4, 2020	8,500	35.96
May 4, 2020	700	54.88
May 4, 2020	450	66.31
May 22, 2020(1)	1,797,359	83.46
June 4, 2020	5,000	34.14
June 4, 2020	7,000	54.88
June 9, 2020	3,750	35.96
July 27, 2020	6,250	54.88
July 27, 2020	10,500	66.31
July 27, 2020	10,500	83.89

Total:	2,079,759

Note:

(1)

Relates to Common Shares issued to the Selling Shareholder in the May 2020 Private Placement for aggregate proceeds of $150,007,582, which Common Shares are the Registrable Shares hereunder. See “Recent Developments”.

As at the date hereof, there are options granted under our stock option plan to acquire an aggregate of 1,940,700 Common Shares.

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading on the TSX and Nasdaq under the symbol “FSV”. No other securities of FirstService are listed for trading on any marketplace. The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Common Shares on Nasdaq (in United States dollars) and on the TSX (in Canadian dollars):

	Nasdaq			TSX
Month	High Price	Low Price	Volume Traded	High Price	Low Price	Volume Traded
	(US$)	(US$)		(C$)	(C$)
August 2019	108.42	98.02	690,963	143.26	131.40	885,808
September 2019	111.09	98.62	512,588	140.99	131.00	741,549
October 2019	106.31	85.88	1,183,814	139.30	112.23	1,357,020
November 2019	97.14	86.53	828,496	129.00	113.74	1,181,832
December 2019	96.28	88.60	3,667,123	127.39	116.87	1,750,594
January 2020	101.55	92.16	2,391,405	133.97	119.66	1,260,828
February 2020	114.87	98.02	1,544,913	149.62	130.17	1,418,131
March 2020	104.26	57.38	2,469,334	139.85	83.86	2,135,181
April 2020	88.89	69.86	2,202,278	124.44	98.92	1,267,506
May 2020	95.72	76.30	1,523,406	133.00	106.90	898,230
June 2020	104.12	92.88	1,282,745	140.32	126.90	1,393,585
July 2020	120.43	98.48	1,415,580	161.68	132.96	1,279,602
August 1 – 25, 2020	125.42	112.68	1,196,403	165.84	147.94	993,632

On August 25, 2020, the last trading day prior to the date of this Prospectus Supplement, the closing prices of the outstanding Common Shares on the TSX and Nasdaq were C$162.16 and US$123.30, respectively.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fogler, Rubinoff LLP (“Counsel”), Canadian counsel to the Corporation, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act and the regulations thereunder generally applicable to a holder who acquires, as beneficial owner, Registrable Shares pursuant to the Secondary Offering. This summary only applies to a holder who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with the Corporation and the Selling Shareholder and is not affiliated with the Corporation or the Selling Shareholder; and (ii) acquires and holds the Registrable Shares as capital property (a “Holder”). The Registrable Shares will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon: (i) the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof; (ii) all specific proposals (the “Tax Proposals”) to amend the Tax Act and the regulations thereunder that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; (iii) the Canada-United States Tax Convention (1980), as amended (the “Treaty”); and (iv) Counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof. This summary assumes that all such Tax Proposals will be enacted in the form currently proposed but no assurance can be given that they will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not otherwise take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial interpretation, decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada, which may differ from the Canadian federal income tax considerations described herein. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Registrable Shares.

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Registrable Shares must be determined in Canadian dollars based on the rate of exchange quoted by the Bank of Canada on the date such amount arose or such other rate of exchange as may be acceptable to the CRA.

This summary is not exhaustive of all possible Canadian federal income tax considerations of purchasing, holding or disposing of the Registrable Shares. Moreover, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the income tax consequences to any particular Holder is made. Accordingly, Holders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Registrable Shares in their particular circumstances.

Holders Resident in Canada

This portion of the summary applies to a Holder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada (a “Resident Holder”). This summary is not applicable to a Resident Holder: (i) that is a “financial institution” within the meaning of the Tax Act (including for the purposes of the mark-to-market rules in the Tax Act); (ii) that is a “specified financial institution” or “restricted financial institution” within the meaning of the Tax Act; (iii) that reports its “Canadian tax results” within the meaning of the Tax Act in a currency other than Canadian currency; (iv) an interest in which is a “tax shelter investment” within the meaning of the Tax Act; or (v) that enters into or has entered into, with respect to the Registrable Shares, a “derivative forward agreement” or a “synthetic disposition arrangement” as those terms are defined in the Tax Act. Such Resident Holders should consult their own tax advisors.

A Resident Holder whose Registrable Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have its Registrable Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Such Resident Holders should consult their own tax advisors as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Additional considerations, not discussed herein, may be applicable to a Resident Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is, or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Registrable Shares, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Resident Holders should consult their tax advisors with respect to the consequences of acquiring Registrable Shares.

Dividends on Registrable Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividend received or deemed to be received on the Registrable Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividend will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations.

Taxable dividends that are designated by the Corporation as “eligible dividends” will be subject to an enhanced gross-up and tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, a taxable dividend received by a Resident Holder that is a corporation may be treated as proceeds of disposition or a capital gain pursuant to the rules in subsection 55(2) of the Tax Act. Corporate Resident Holders should contact their own tax advisors with respect to the application of these rules in their particular circumstances.

Dispositions of Registrable Shares

A Resident Holder who disposes of, or is deemed for the purposes of the Tax Act to have disposed of, a Registrable Share (other than to the Corporation unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition are greater (or are less) than the total of: (i) the adjusted cost base, as defined in the Tax Act, to the Resident Holder of the Registrable Shares immediately before the disposition or deemed disposition; and (ii) any reasonable costs of disposition. For purposes of determining the adjusted cost base to a Resident Holder of Registrable Shares acquired pursuant to the Secondary Offering, the cost of such Registrable Shares will be averaged with the adjusted cost base of all other Common Shares (if any) held by the Resident Holder as capital property immediately before that time.

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in the taxation year of disposition against taxable capital gains realized in the same taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

If a Resident Holder is a corporation, any capital loss realized on a disposition or deemed disposition of Registrable Shares may, in certain circumstances prescribed by the Tax Act, be reduced by the amount of any dividends which have been received or which are deemed to have been received on such Registrable Shares. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Registrable Shares directly or indirectly through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Other Taxes

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received on the Registrable Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. This tax will generally be refunded to the corporation when sufficient taxable dividends are paid while it is a private corporation or a subject corporation.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains realized on the disposition of Registrable Shares.

Capital gains realized and taxable dividends received by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, for purposes of the Tax Act and at all relevant times: (i) is not, and is not deemed to be, a resident of Canada; and (ii) does not use or hold, and is not deemed to use or hold, Registrable Shares in the course of carrying on, or otherwise in connection with, a business in Canada (a “Non-Canadian Holder”). Special rules, which are not discussed in this summary, apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere. Such Non-Canadian Holders should consult their own tax advisors.

Dividends on Registrable Shares

Dividends paid or credited or deemed to be paid or credited to a Non-Canadian Holder on the Registrable Shares will be subject to Canadian withholding tax. The Tax Act imposes withholding tax at a rate of 25% on the gross amount of the dividend, although such rate may be reduced by virtue of an applicable tax treaty. For example, under the Treaty, where dividends on the Registrable Shares are considered to be paid to a Non-Canadian Holder that is the beneficial owner of the dividends and is a United States resident for the purposes of, and is entitled to all of the benefits of, the Treaty (a “Qualifying Person”), the applicable rate of Canadian withholding tax is generally reduced to 15%. The Corporation will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder’s account.

Disposition of Registrable Shares

A Non-Canadian Holder will not be subject to Canadian federal income tax under the Tax Act on a capital gain realized on a disposition or deemed disposition of a Registrable Share unless, at the time of disposition, such Registrable Share constitutes “taxable Canadian property” to the Non-Canadian Holder for the purposes of the Tax Act and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident.

If a Registrable Share is listed on a designated stock exchange for purposes of the Tax Act (which includes the TSX) at the time it is disposed of, such Registrable Share will generally not constitute “taxable Canadian property” to a Non-Canadian Holder unless, at that time or at any particular time within the preceding 60 months:

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25% or more of the issued shares of any class or series of the Corporation’s shares were owned by one or any combination of: (1) the Non-Canadian Holder; (2) persons with whom the Non-Canadian Holder did not deal at “arm’s length” (within the meaning of the Tax Act); and (3) partnerships in which the Non-Canadian Holder or a person described in (2) holds a membership interest directly or indirectly through one or more partnerships; and

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more than 50% of the fair market value of the Registrable Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such foregoing properties, whether or not such properties exist.

If a Registrable Share is taxable Canadian property to a Non-Canadian Holder that is a Qualifying Person, any capital gain realized on a disposition or deemed disposition of such share will nevertheless generally not be subject to Canadian federal income tax by virtue of the Treaty if the value of the Registrable Share at the time of the disposition or deemed disposition is not derived principally from “real property situated in Canada” for purposes of the Treaty.

A Non-Canadian Holder whose Registrable Shares may constitute taxable Canadian property is urged to consult with the Non-Canadian Holder’s own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the acquisition, ownership, and disposition of Common Shares. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder of Common Shares, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary does not address any tax consequences arising under any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to U.S. Holders that hold Common Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to shareholders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens of the United States, partnerships and other pass-through entities, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans, persons subject to the alternative minimum tax, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons holding Common Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment, persons that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of FirstService, and persons who acquired their Common Shares through stock option or stock purchase plan programs or from other compensatory arrangements.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership are urged to consult their tax advisers regarding the tax consequences of acquiring, owning, and disposing of Common Shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Shares that is: (i) a citizen or an individual who is a resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State or political subdivision thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (1) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their tax advisers with respect to the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to them, having regard to their particular circumstances.

Distributions

Subject to the passive foreign investment company rules discussed below, the gross amount of a distribution paid to a U.S. Holder with respect to Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in such holder’s gross income as dividend income to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).

To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its Common Shares, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as a capital gain. Because we do not expect to calculate our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes.

Dividends received by individuals and other non-corporate U.S. Holders of Common Shares traded on the Nasdaq generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and FirstService is not treated as a PFIC (as defined below) for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on Common Shares will generally not be eligible for the dividends-received deduction allowed to corporations. U.S. Holders are urged to consult their tax advisers regarding the application of the relevant rules to their particular circumstances.

Dividends paid on Common Shares generally will constitute foreign-source income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed with respect to Common Shares generally will constitute “passive category income.” The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisers regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Common Shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize a taxable gain or loss upon the sale, exchange, or other taxable disposition of a Common Share equal to the difference, if any, between the amount realized for the Common Share and the U.S. Holder’s tax basis in such Common Share. The gain or loss will be considered a capital gain or loss. Non-corporate U.S. Holders, including individual U.S. Holders that have held Common Shares for more than one year, currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Certain adverse tax consequences could apply to a U.S. Holder if we are treated as a passive foreign investment company (“PFIC”) for any taxable year during which the U.S. Holder holds Common Shares. A non-U.S. corporation, such as FirstService, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either: (i) 75% or more of its gross income for such year consists of certain types of “passive” income; or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains. We do not believe that we were a PFIC for the preceding taxable year, nor do we expect to be a PFIC for the current taxable year or for the foreseeable future. However, the determination of whether we are or will be a PFIC must be made annually as of the close of each taxable year. Because PFIC status depends upon the composition of our income and assets from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year, or that the U.S. Internal Revenue Service (“IRS”) or a court will agree with our determination as to our PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder held Common Shares, then any gain recognized by such holder upon the sale or other disposition of the Common Shares would be allocated ratably over such holder’s holding period for the Common Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate on ordinary income in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder on its Common Shares were to exceed 125% of the average of the annual distributions received on the Common Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such excess would be subject to taxation in the same manner as gain, described immediately above. Certain elections (including a mark-to-market election) may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. If we were a PFIC for any taxable year during which a U.S. Holder held Common Shares, then such U.S. Holder would be required to file an annual report on IRS Form 8621, subject to certain exceptions. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules to an investment in Common Shares.

Receipt of Foreign Currency

The U.S. dollar value of any distribution on Common Shares made in Canadian dollars generally will be calculated by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of actual or constructive receipt of such distribution by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. If the Canadian dollars so received are converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will not recognize foreign currency gain or loss on such conversion. If the Canadian dollars so received are not converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will have a tax basis in the Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as ordinary income or loss to a U.S. Holder and generally will be U.S.-source income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their tax advisers regarding the U.S. federal income tax consequences of receiving distributions on Common Shares in Canadian dollars. The considerations set forth in this paragraph are not relevant for U.S. Holders that receive distributions on Common Shares in U.S. dollars.

Additional Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of Common Shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisers regarding the applicability of this tax to its income and gains in respect of Common Shares.

Foreign Financial Asset Reporting

Citizens or individual residents of the United States holding “specified foreign financial assets” (which generally include stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain U.S. dollar thresholds are required to report information relating to such assets, which could include Common Shares, by filing a completed IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax returns. Significant penalties may apply for the failure to satisfy this reporting obligation. U.S. Holders are urged to consult their tax advisers regarding the foregoing reporting obligation with regard to their ownership of Common Shares.

Information Reporting and Backup Withholding

Distributions with respect to Common Shares and proceeds from the sale, exchange, or redemption of Common Shares may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and properly establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

RISK FACTORS

Before making an investment decision, prospective purchasers of Registrable Shares under the Secondary Offering should carefully consider the information described in the Base Prospectus and this Prospectus Supplement and the documents incorporated by reference herein and therein. There are certain risks inherent in an investment in Common Shares and in our business and activities, and prospective purchasers should carefully consider those risks described under “Forward-Looking Statements” and the risks described in the documents incorporated by reference in the Base Prospectus and this Prospectus Supplement before investing in Registrable Shares. Readers are cautioned that such risk factors are not exhaustive. Our business, financial condition and results of operations could be materially adversely affected by any of these risks and past performance is no guarantee of future performance. See “Forward-Looking Statements” and “Documents Incorporated by Reference” herein and “Risk factors” in the Current AIF.

The risks and uncertainties described in the documents incorporated by reference in the Base Prospectus and this Prospectus Supplement are not the only ones that we are or may be facing. Additional risks and uncertainties not currently known to us, or that we currently deem immaterial, may also impair our operations. If any of these risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of the Common Shares offered and sold could decline and investors could lose part or all of their investment.

LEGAL MATTERS

Certain legal matters relating to Canadian law with respect to the Secondary Offering will be passed upon on behalf of FirstService by Fogler, Rubinoff LLP and certain legal matters relating to United States law with respect to the Secondary Offering will be passed upon on behalf of FirstService by Torys LLP. As of the date hereof, the partners, counsel and associates, as a group, of Fogler, Rubinoff LLP own beneficially, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The independent auditors of FirstService are PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, Toronto, Ontario, Canada, who has advised that they are independent with respect to FirstService within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

The independent auditors of Global Restoration for the purposes of Global Restoration’s audited consolidated financial statements and the notes thereto as at December 31, 2018 and for the year then ended included in the Business Acquisition Report are BDO USA LLP, Fort Worth, Texas, United States.

The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal offices located in Toronto, Ontario, Canada.

ENFORCEABILITY OF JUDGMENTS

Each of Frederick F. Reichheld and Erin J. Wallace, directors of FirstService, and BDO USA LLP, the independent auditors of Global Restoration for the purposes of Global Restoration’s audited consolidated financial statements contained in the Business Acquisition Report, reside outside of Canada, and each such director has appointed FirstService, at its address at 1255 Bay Street, Suite 600, Toronto, Ontario, Canada M5R 2A9, as his or her agent for service of process in Canada. The Selling Shareholder is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction and has appointed Blakes Extra-Provincial Services Inc., at its address at 199 Bay Street, Suite 4000, Toronto, Ontario, Canada M5L 1A9, as its agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, or that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the person has appointed an agent for service of process in Canada.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (a) the documents listed under the heading “Documents Incorporated by Reference”; (b) powers of attorney from our directors or officers, as applicable; (c) the consent of PricewaterhouseCoopers LLP; (d) the consent of BDO USA LLP; and (e) the consent of Fogler, Rubinoff LLP. Concurrently with the Registration Statement, we separately filed a Form F-X with the SEC. See “Enforceability of Civil Liabilities”.